NETSTAIRS.COM, INC.
2821 East Commercial Blvd., Suite 201
Fort Lauderdale, Florida 33308
Telephone: (954) 229-5099

September 26, 2002

VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	David K. Ritenour, Office of Small Business Review

Re:	Netstairs.com, Inc. Registration Statement on Form 10-SB File No. 0-49926

Ladies and Gentlemen:

     Netstairs.com, Inc., a Florida corporation (the “Company”), herein requests the withdrawal of its Registration Statement on Form 10-SB.

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement of Form 10-SB (No. 0-49926). The Company requests to withdraw the Registration Statement because the Company is unable to address the Securities and Exchange Commission’s comments within the 60 day period after the date the Registration Statement was filed. No securities were sold in connection with the Registration Statement.

Sincerely,

/s/ Ahmad Moradi

Ahmad Moradi Chief Executive Officer

cc: Adorno & Yoss, P.A.